SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of January, 2002

                            W.P. STEWART & CO., LTD.




                          Trinity Hall, 43 Cedar Avenue
                              Hamilton HM 12 Bermuda
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

            Form 20-F         X         Form 40-F
                           --------          ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

            Yes                 No    X
                  --------        ---------

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                  82-      N.A.
                      --------------


                            W.P. STEWART & CO., LTD.
                                    Form 6-K

See press release attached hereto dated 31st January, 2002 regarding 4Q and year end earnings.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 W.P. STEWART & CO., LTD.


                                 By:      /s/    LISA D. LEVEY
                                          ------------------------------
                                          Name:  Lisa D. Levey
                                          Title: Deputy Managing Director--
                                                 General Counsel

Date: 1st February, 2002

W.P. STEWART & CO., LTD.



                                                           Contact: Fred M. Ryan


                        W.P. STEWART & CO., LTD. REPORTS
                NET INCOME FOR FOURTH QUARTER AND FULL YEAR 2001
                       OF $17.5 MILLION AND $80.3 MILLION

                  DILUTED EARNINGS PER SHARE OF $0.37 AND $1.71
               FOR THE FOURTH QUARTER AND FULL YEAR, RESPECTIVELY

31 January 2002
Hamilton, Bermuda

W.P. Stewart & Co., Ltd. today reported net income of $17.5 million, or $0.37 per share (diluted) and $0.40 per share (basic), for the fourth quarter ended 31 December 2001. This compares with net income in the fourth quarter of the prior year of $26.6 million or $0.57 per share (diluted) and $0.63 per share (basic).

FOURTH QUARTER 2001 HIGHLIGHTS

For the fourth quarter of 2001 there were 46,789,769 common shares outstanding on a weighted average diluted basis compared to 46,271,520 common shares outstanding for the fourth quarter of 2000 on the same weighted average diluted basis.

Cash earnings for the quarter ended 31 December 2001, net income adjusted to include non-cash expenses of depreciation and amortization, on a tax-effected basis, were $19.4 million, or $0.42 per share (diluted), compared with $28.4 million, or $0.61 per share (diluted) in the same quarter of the prior year.

Assets under management at quarter-end were $9.2 billion, reflecting an increase of $1.0 billion from the end of the prior quarter, and a decline of $1.1 billion from 31 December 2000.

FULL YEAR RESULTS

For the full year ended 31 December 2001, net income was down 19.0% to $80.3 million, or $1.71 per share (diluted) and $1.85 per share (basic), on revenues of $160.7 million. Net income in 2000 was $99.1 million, or $2.18 per share (diluted) and $2.37 (basic), on revenues of $203.3 million.

Cash earnings, net income adjusted to include non-cash expenses of depreciation and amortization, on a tax-effected basis, for 2001 were $87.2 million, or $1.86 per share (diluted), versus $105.9 million, or $2.33 per share (diluted), in the same period of the prior year.

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

W.P. STEWART & CO., LTD.


For the full year 2001, there were 46,942,691 common shares outstanding on a weighted average diluted basis compared to 45,523,621 common shares outstanding for the same period in 2000 on the same weighted average diluted basis.

PERFORMANCE

Performance in the W.P. Stewart & Co., Ltd. U.S. equity composite for the fourth quarter of 2001 was 13.6% pre-fee, versus 10.7% for the S&P 500. For the full year ended 31 December 2001, the Company's performance was -5.8% pre-fee and -6.9% post-fee, compared with -11.9% for the broad market average.

W.P. Stewart's five-year performance record for the period ended 31 December 2001 averaged 12.8% pre-fee (11.5% post-fee), compounded annually.

ASSETS UNDER MANAGEMENT

Assets under management (AUM) at year-end were $9.2 billion, compared with $8.2 billion at 30 September 2001, and $10.3 billion at the quarter ended 31 December 2000.

Net flows for the quarter ended 31 December 2001 were -$140 million, compared with -$219 million in the comparable quarter of 2000. Net flows for the full year 2001 were -$359 million, compared with -$1.3 billion for 2000.

In the fourth quarter of 2001, net cash flows from existing accounts were approximately -$66 million compared with approximately -$113 million in the fourth quarter of 2000. Net cash outflows from existing accounts for the year ended 31 December 2001 and 2000, respectively, were -$119 million and -$594 million.

Net new account flows (new accounts minus closed accounts) were -$74 million for the quarter compared to -$106 million for the same quarter of the prior year. Net new account flows were -$240 million and -$722 million for the year ended 31 December 2001 and 2000, respectively.

LOOK THROUGH EARNING POWER

W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's 27-year history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22% annually.

The extraordinary combination of economic and political events in 2001 resulted in the growth in portfolio earning power in 2001 dropping below the historical range. However, portfolio earnings growth remained solidly positive in 2001 and significantly outperformed that of the S&P Industrials, and the Company's research analysts expect portfolio earnings growth to be within the historical range over the next five years.

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

REVENUES AND PROFITABILITY

Revenues were $35.4 million for the quarter ended 31 December 2001, down 31.7%, from $51.8 million, for the same quarter of 2000. Revenues for the year ended 31 December 2001 and 2000 were $160.7 million and $203.3 million, respectively.

The average gross management fee was 1.28% for the quarter ended 31 December 2001 and 1.26% for the year ended 31 December 2001, compared to 1.28% and 1.27% in the comparable periods of the prior year. The average fee was less than our standard fee of 1.5% because a number of advisory contracts were entered into prior to 1989, when we adopted our current fee arrangement, and because account balances in excess of $25 million are subject to a lower fee.

Total operating expenses decreased 20.2%, to $17.7 million, for the fourth quarter 2001, from $22.2 million in the same quarter of the prior year. Total operating expenses were $73.3 million and $93.1 million for the year ended 31 December 2001 and 2000, respectively.

Pre-tax income, at $17.6 million, was 49.9% of gross revenues for the quarter ended 31 December 2001 compared to $29.6 million or 57.1% of gross revenues in the comparable quarter of the prior year. Pre-tax income was $87.4 million (54.4% of gross revenues) for the year ended 31 December 2001, and $110.2 million (54.2% of gross revenues) for the year ended 31 December 2000.

The Company's provision for taxes for the quarter ended 31 December 2001 was $0.2 million versus $3.0 million in the comparable quarter of the prior year, and was $7.2 million versus $11.0 million for the year ended 31 December 2001 and 2000, respectively. The effective tax rate for 2001 was 8.2%. This is the result of our anticipated 10% tax rate for 2001, less an adjustment in our prior year tax accrual determined when our tax returns were finalized in December 2001.

OTHER EVENTS

During the fourth quarter of 2001, the Company repurchased an aggregate of 204,988 common shares of the Company in private and open market transactions for an aggregate purchase price of $4,100,120. The aggregate amount of such repurchases for the full year 2001 was 1,357,545 shares at an aggregate purchase price of $26,146,697.

The Company will pay a dividend of $0.30 per common share on 31 January 2002 to shareholders of record as of 18 January 2002.

In conjunction with this fourth quarter and full year 2001 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 31 January 2002. The conference will commence promptly at 9:15 a.m. (EST) and conclude at 9:45 a.m. (EST). Those who are interested in participating in the teleconference should dial 1-800-235-0452 (within the United States) or +785-832-1077 (outside the United States). The conference

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

ID is "W.P. Stewart". To listen to the live Internet broadcast of the conference, simply log on to the following Internet address:
http://www.videonewswire.com/WP/013102.

The teleconference will be available for replay from Thursday, 31 January 2002 at 12:00 noon (EST) through Friday, 1 February 2002 at 5:00 p.m. (EST). To access the replay, please dial 1-888-566-0178 (within the United States) or +402-351-0787 (outside the United States). The Internet broadcast will be accessible for replay on the Company's website through Thursday, 7 February 2002.

W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

The Company's shares are listed for trading on the New York Stock Exchange (symbol: WPL) and on the Bermuda Stock Exchange (symbol: WPS).

For more information, please visit the Company's website at http:www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com .

Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

                (Consolidated Statements of Operations appear on following page)

                                      # # #

              Trinity Hall, 43 Cedar Avenue, Hamilton HM 12, Bermuda Mailing Address: P.O. Box HM 2905, Hamilton HM LX, Bermuda

    W.P. Stewart & Co., Ltd.
    Unaudited Condensed Consolidated Statements of Operations


                                                     For the Three Months Ended December 31,    For the Year Ended December 31,
                                                     ---------------------------------------  --------------------------------------
                                                          2001          2000            %         2001          2000            %
                                                      -----------    -----------    --------  ------------   ------------   --------
    Revenue:
      Fees                                           $26,186,638    $36,140,892     -27.54%  $115,993,071   $149,350,452    -22.33%
      Commissions                                      8,421,644     14,779,118     -43.02%    39,695,130     48,273,444    -17.77%
      Interest and other                                 762,500        881,492     -13.50%     5,027,579      5,679,876    -11.48%
                                                      -----------    -----------    --------  ------------   ------------   --------

                                                      35,370,782     51,801,502     -31.72%   160,715,780    203,303,772    -20.95%
                                                      -----------    -----------    --------  ------------   ------------   --------


    Expenses:
      Employee compensation and benefits               7,304,339      9,910,154     -26.29%    28,245,788     38,545,634    -26.72%
      Marketing fees                                   1,567,900      2,581,700     -39.27%     4,815,593     10,581,144    -54.49%
      Commissions, clearance and trading               1,562,744      2,562,096     -39.01%     7,717,044      9,411,648    -18.01%
      Research and  administration                     3,502,827      3,440,169       1.82%    13,515,984     14,522,756     -6.93%
      Depreciation and amortization                    1,969,708      2,023,880      -2.68%     7,527,195      7,537,669     -0.14%
      Other operating                                  1,823,083      1,687,077       8.06%    11,444,512     12,529,425     -8.66%
                                                      -----------    -----------    --------  ------------   ------------   --------
                                                      17,730,601     22,205,076     -20.15%    73,266,116     93,128,276    -21.33%
                                                      -----------    -----------    --------  ------------   ------------   --------

    Income before taxes                               17,640,181     29,596,426     -40.40%    87,449,664    110,175,496    -20.63%

    Provision for taxes                                  171,855      3,021,251     -94.31%     7,152,803     11,029,612    -35.15%
                                                      -----------    -----------    --------  ------------   ------------   --------

    Net income                                       $17,468,326    $26,575,175     -34.27%  $ 80,296,861   $ 99,145,884    -19.01%
                                                      ===========    ===========    ========  ============   ============   ========

    Earnings per share:

    Basic earnings per share                         $      0.40    $      0.63     -36.51%  $       1.85   $       2.37    -21.94%
                                                      ===========    ===========    ========  ============   ============   ========

    Diluted earnings per share                       $      0.37    $      0.57     -35.09%  $       1.71   $       2.18    -21.56%
                                                      ===========    ===========    ========  ============   ============   ========